2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	09/03/2024

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024
V3	Updated items: 1.12, 7.3, 7.4 and 7.8	07/05/2024
V4	Updated items: 1.14, 7.3, 7.4 and 7.7	07/12/2024
V5	Updated items: 1.12 and 3.1	08/06/2024
V6	Updated items: 7.3 and 7.4	08/09/2024
V7	Updated items: 7.3, 7.4, 7.8, 13.1 and 13.2	08/16/2024
V8	Updated items: 1.12, 2.4 and 10.3	09/03/2024

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2024

HIPERCARD BANCO MÚLTIPLO S.A.

Event	Merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on June 26, 2024, the Protocol and Justification of the Merger of Hipercard into the Company was approved ("Transaction" or "Merger"). Accordingly, after the Transaction is duly completed, all the activities carried out by Hipercard will be transferred to the Company. As a result of this Transaction, Hipercard will be definitively dissolved. The Company has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the this Merger will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger will be completed on the last day of the month in which the approval from the Central Bank is obtained.
Companies involved	Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A

Event	Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. ("Zup").
Main business conditions	On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

	This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.
Companies involved	Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco S.A. ("Itaú").
Main conditions of the transaction	According to Itaú's Extraordinary General Stockholders' Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, , all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") were transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares.

	The operation was approved by the Central Bank of Brazil on 07/01/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2023

BANCO ITAÚ BBA S.A.

Event	Total spin-off of Banco Itaú BBA S.A. ("Itaú BBA") and merger of spun-off portions into Itaú Unibanco Holding S.A. ("Company" or "Issuer") and Itaú BBA Assessoria Financeira S.A. ("Itaú Assessoria").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer's Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than	There will not be any change in the Issuer's corporate structure.

5% of the capital, and management members	
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main conditions of the transaction	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital.

	On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD

Event	Acquisition of co-control of Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

	Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Acquisition of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia")
Main conditions of the transaction	According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. also have equity interests. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. ("TOTVS") customers, supported by TOTVS distribution channels and software, to be developed through a company called TOTVS TECHFIN S.A. ("Company"), which will be directly owned by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

	The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

XP INC.

Event	Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which in turn consolidates all the investments of the XP group ("Grupo XP", including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A

	shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock. On August 23, 2024, we completed the sale of all Class A shares issued by XP Inc. shares issued by XP Inc., remaining with 8,285,060 Class B shares, which representing 1.54% of its total share capital.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of Results per segment

The current business segments of Itaú Unibanco are described below:

Retail Business: Retail Business offers products and services to both account and non-account holders, including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very small and small companies.

Wholesale Business: Wholesale Business comprises: (i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units;

(iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either Retail Business or Wholesale Business.

b) incorporation, acquisition or disposal of ownership interest

BANCO ITAÚ ARGENTINA S.A.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., or Macro. On closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023 and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,212 million.

BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA).

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its associates, shares issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States. Accordingly, Itaú Unibanco's equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of Itaú Unibanco Holding approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by Itaú Unibanco or its associates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. As disclosed in the Announcement to the Market of July 10, 2023, stockholders holding 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its capital stock, participated in the voluntary tender offers held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which occurred on July 13, 2023, IUH became the direct or indirect holder of 66.69% of Banco Itaú Chile's capital stock. The stockholders who participated in the Tender Offers received a total amount of 19,616,957,314.85 Chilean pesos.

Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its associates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock.

AVENUE

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

IDEAL.

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal.

This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

XP INC.

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital.

In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022.

During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.

On August 23, 2024, we completed the sale of all Class A shares issued by XP Inc. shares issued by XP Inc., remaining with 8,285,060 Class B shares, which representing 1.54% of its total share capital.

ZUP.

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0,6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no material unusual events in 2023.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were:

In 2023:

(i) sale of Banco Itaú Argentina S.A. (BIA) in the amount of R$(1,212) million and (ii) result of the partial disposal of interest in XP Inc. in the amount of R$(129) million.

10.3. Describe the issuer's employee compensation policies and practices, informing:

a. Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, participation in surveys carried out by other banks, and participation in specialized compensation forums.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees' fixed compensation vary according to the employees' seniority and their individual performance while carrying out duties.

Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short-, medium- and long-term sustainability of these results.

Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions.

b. Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.).

Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee's category, the market or regulatory considerations about jurisdictions applicable to a particular employee.

Additionally, the following benefits are offered to all employees:

- Special benefits in banking products and services;
- Itaú Unibanco Club;
- Gympass and Totalpass (nationwide chains of fitness centers);
- Discounts and facilities in payment in drugstores;
- Psychosocial services;
- Advantages through discounts in products and services for the Bank's employees.

c. Characteristics of the stock-based compensation plans to non-management employees, identifying:

i. groups of beneficiaries

ii. exercise conditions

iii. strike prices

iv. exercise terms

v. number of shares committed by the plan

We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who are nominated through a joint discussion carried out at the Committees of the departments, based on meritocracy principles and intended to recognize professionals who create value to their area of activity.


Stock-based
profit sharing
ITUB4
ITUB4
ITUB4
The program consists of
granting preferred shares (ITUB4)
or equivalent instruments
Subject to the limits
established by the
Compensation Committee
Eligible audience
managers

Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience.

Stock-based profit sharing


ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
superintendents and managers

Delivery of preferred shares in the Managers and Key Professionals Program



ITUB4
The number of preference shares or share-based instruments granted is determined by the factors:
Financial financial of the company
Area results
Individual performance
The grant represents an additional percentage on the individual's Profit Sharing, with limits on the amounts pre-established by the program.
They are awarded in the year following the performance to which they refer
The shares will be delivered 100% in the third year
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Interbank Deposit Certificate (CDI).
To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the event date, grant or delivery of shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected event date.

We also have an institutional program referred to as Partners Program, the details on which are included in item 8.4 a) (2) of this document.

d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer's profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer's employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year

highest individual compensation	median individual compensation	remuneration ratio
R$67,705,000	271.16	249686,53